MGT Capital Investments, Inc.

512 S. Mangum Street, Suite 408

Durham, NC 27701

August 9, 2018

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street

Washington, D.C. 20549

Attention: Michael Foland

Re:	MGT Capital Investments, Inc.
Registration Statement on Form S-3 (File No. 333-225589)

Dear Mr. Foland:

The undersigned hereby respectfully requests that, pursuant to Rule 461 under the Securities Act of 1933, as amended, the effective date of the above-referenced registration statement (the “Registration Statement”) be accelerated so that it will become effective on Friday, August 10, 2018 at 12:00 p.m. EDT, or as soon thereafter as is practicable.

Please contact Abbe Dienstag of Kramer Levin Naftalis & Frankel LLP, outside counsel to the Registrant, at (212) 715-9280 upon the Registration Statement becoming effective.

Very truly yours,

MGT Capital Investments, Inc.

By:	/s/ Robert B. Ladd
Name:	Robert B. Ladd
Title:	Chief Executive Officer and President